Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

TRANSCRIPTION RE:

Ursula Burns

Prepared for:

Xerox Corporation

Transcribed by:

ExecuScribe, Inc.

1320 University Avenue

Rochester, NY 14607

(585) 256-6220

P1 = Joe Cahalan

P2 = Ursula Burns

P3 = Jim Firestone

P1: Hello everybody. This is Joe Cahalan with a welcome to a special edition of our webcast, a continuing series. You know what it’s about, big news this week, and we’ll get right to it. We have two special guests to help answer all your questions.

By the way, you submitted a lot of questions already, which we’ll get to. If you have one during the broadcast — I hope you will — just press submit question and you’ll get all the instructions you need. I’ll get it magically on the laptop here and we’ll try to get it on the air.

Our two guests, sitting to my left, your right, Jim Firestone, President of Corporate Operations — he just kidded about what he does, a lot of stuff — and Ursula Burns, who does even more stuff, Chief Executive Officer of Xerox.

Let’s get right to it. I guess the most often asked question, Ursula, is why, why did we decide to acquire ACS? How does it fit?

P2: It’s actually — it’s a great question. We’ve been out on the road for the last three days speaking to our investors about the same — trying to answer the same question and the answer is actually pretty clear. The acquisition of ACS transforms Xerox. It expands our reach in our business. It makes us the largest provider of document and business process outsourcing in the world.

It actually instantly scales our BPO business and our services business, and it looks towards the future. It actually aligns with the strategy that we’ve been speaking to our employee base, our investors about and all of the customers that we do business with over time. It expands our capability.

P1: Mm-hmm. Jim, let me get you in on the conversation.

P3: Sure.

P1: There’s a lot of talk in our communications about business process outsourcing, or BPO. To a lot of us a new phrase in the lexicon, probably not for those in Global Services. But can you give a little definition of what BPO is?

P3: BPO, yeah, it is kind of an abstract concept, but it’s — you know, every company’s got lots of processes that they use to run the company. And so BPO is where you have a process that’s kind of a back office, it’s important to be done, but it’s not something that you’re creating added competitive value out of and you ask someone else to do it.

So, like, HR processes or accounting processes or call center processes or — they’re usually paper processes that are necessary, and BPO is when you hire a specialist who just manages that process and can improve it for you, engineer it and provide that as a service.

P1: Right. And we’ve been doing some of that.

P3: We’ve been doing some of that. We’ve been building it up. So, like, when we bought Litigation Services, ((Amiki)), and then built out of Litigation Services, that’s a business process general counsel offices have to do, and we can do that for them better. Some of our imaging and platform services, product document lifecycles, product lifecycle management or client set-up, those are all processes that we do today.

P1: Okay.

P3: But ACS does a whole variety of them, and there’s actually video that I think will be useful to show that kind of explains a little bit more kind of what is it that they do.

P1: Okay. This is a neat video. I think it’s accessible from the webboard, too, if you want to go back and look, but it’s brief and I thought it gave you a great overview of the — their business. So we could roll the video. Let’s take a look.

[Video is played]

P1: Terrific little video and remember it’s on the webboard. By the way, I love this instant communication. We got several notices from you that the audio at the beginning of the show was a little off. We think it’s corrected. If it’s not, let us know. And while I’m at that, I’ll try to remind you later, if I think of it, but the entire boardcast will be available for replay on Monday on the Web. So, if you missed something that you really want to hear, you can catch it again next week on the webboard.

Ursula, let’s go to some of the questions and put the moose on the table, the most-often asked question, I think, from employees that wrote in and in hallways was how do you reconcile the sacrifices that people have been making, most notably 401(k) in the United States, but merit increases around the world and so on? How do you reconcile those sacrifices with the ability to purchase ACS?

P2: It’s a great question and it’s — you know, I thought a lot about how to explain this, but the best way to think about it is that you can’t reconcile the two, because they are two completely different investment pools but also challenges that the company faces. Making strategic investments is something that we’ve differentiated ourselves from all of our competitors in the past. We continue to invest in R&D, continuing to invest in coverage, because we know that those areas are key and important to Xerox being successful in the long term.

One of the investment areas that we have been focused on, Jim, focused on it earlier and spoken it earlier is scaling our services business. That’s a key plank for us. We are very proud and pleased of our base business and how it operates, but scaling our services business is something that we can’t only do by ourselves. We had organic efforts, like our imaging centers, but we had two organic plays, the two BPO lines that we bought.

When we looked at ACS what we wanted to do with services was scale it a little bit at a time. We had an opportunity that was unmatched to get a scaled BPO business, so that we can actually apply all of the great things that we have, which is an amazing brand, amazing set of technologies, and reach around the world immediately to this company and actually get benefits to grow that company incrementally and make Xerox a growing company again, to actually help us to grow.

On the other side of the ledger, we have investments. We have a base business that operates pretty well. We’re very proud of it, by the way. I’m very proud of it, and the more I dig into it the more I know how strong our business is and how well our people manage it. That business, especially due to the economy, is under pressure. There’s no doubt about it. And the pressure that — we have to make sure that that model, that business model, stays whole, that we actually invest a certain amount of money and get a return for our shareholders that meets their expectations.

So all of the actions that we’re taking in the base business, or in the old Xerox, are to make sure that our business model is aligned with the returns that are reasonable for a business like this. So 401(k) and all of the, you know — we cut down on travel. All of the things that we’ve cut down on is to align our cost base for the base business to deliver a reasonable for our shareholders. If we don’t do that, they’ll go someplace else that has a reasonable return.

It’s painful. We don’t want it to last for a long time at all. So, as I’ve said in the past and before me, the first thing that we’ll do as we get stabilization in the economy and a little bit of uptick in our base business, the first investment to put back in the business that I’ll consider and, more than consider, hopefully be able to do is actually to reinstate some of the things that we took away. Not only 401(k) here but other like benefits, quote/unquote, outside the United States. And then, we do believe that people should be paid for what they do and paid well. We’ve done a sacrificial thing in the short-term. We’ll reinstate that as well.

So they’re two completely kind of different areas —

P1: Right, right.

P2: — and they take different funding sources, et cetera, and they actually operate on different models.

P1: Right.

P2: And we have to think about those (( )) —

P1: Right, and one is not paying for the other.

P2: One is definitely not paying for the other.

P1: Not paying for the other, yes.

P2: The strength in one allows us the confidence to go after the other.

P1: The other.

P2: If we didn’t have a strong base business, if we didn’t have a strong (( )) we can generate good cash flow, if we didn’t have great operations around the world, we would never be able to feel comfortable and confident that we can pull this type of — this transformational move off.

P1: Right, right.

P2: So thank you to all —

P1: And you’ve been very clear and consistent on your intentions about 401(k) and other measures.

P2: Yeah.

P1: And I think Xerox people appreciate it.

P2: Thank you.

P1: So it’s good to have it reinforced yet again, though, in light of this news.

P2: Mm-hmm.

P1: Another question that’s come in — I’m going to read you one, but there are several that are similar, and it’s for Ursula. Why do you think the market reacted, the stock market, so negatively? Some analysts say we paid a premium and maybe we even overpaid.

P2: So one of the things that we put out and communicated the first day, the day that we announced the transaction, was to be careful and cautious about how you view the share price in the first couple of days, weeks.

P1: Right.

P2: Because normal trading — you would not see normal trading in those first couple of days. As a matter of fact, if you look at the share volume that we had, the share volume of share trading —

P1: Right.

P2: — that we had, we see, I think, in the first day we traded 150 million shares of Xerox. Our normal day is five million — if we get the five million shares that’s a great day. So obviously this is not regular shareholders trading.

P1: Right.

P2: There’s a lot of technical activity in the market that happens. What I’ve been out — myself, Jim for a while with me, Jim Lesko, head of Investor Relations, and Larry Zimmerman, our Vice Chair and CFO, and the CEO of ACS, Lynn Blodgett, we’ve been on the road for the last three days speaking to our shareholders. So over 60 shareholder firms —

P1: Mm-hmm.

P2: — and it’s over 150 people in those three days. Amazing forced march through the East Coast and the West Coast. And the feedback that we’re getting from our shareholders was, one, they’re surprised about the size. After we explained —

P1: Right, right.

P2: — the strategy, they said, “I got it, I got the strategy.” They understand the extension of our capabilities around services. A little bit surprised about the size. We explained the opportunity that came forward to us and why we went that way. They’re also a little bit surprised about just the natural name, ACS and Xerox didn’t seem to fit.

P1: Right.

P2: So we actually did a lot of work on the strategy, and they were concerned about the dilution —

P1: Uh-huh.

P2: — the biggest challenge there. So, as we — but as we spoke to our shareholders and our investors, they got significantly more comfortable with the strategy. That’s something that kind of resonated with them almost across the board, which was very good. They got reasonably okay with the size. They were —

P1: Right.

P2: You know, they didn’t particularly — they were not that concerned about that. The dilution thing is the one that we have to address, and the way that you do that is to just keep telling them what we see and how quickly we can actually get back to buying back shares. And so we’ve been talk — which is the value here.

P1: Right.

P2: For them, if we dilute the company, you have to actually buy back shares to undilute it. And the cash generation —

P1: Right.

P2: — for our company is strong, but the combined company is more than just their cash plus our cash. It’s not that. It’s their cash plus our cash plus the accretion of all the benefits of this company, and that’s what we’re looking for.

P1: Right.

P2: Just so we’ve — I think that on our real investors we’ve actually clarified the path forward for them, and I’m hoping that after today and additional communications that we’ll have with all of the teams that — team members at Xerox that we’ll be able to clarify that, as well.

P1: Right. And also a great annuity stream like (( )).

P2: ((Amazing, yes)).

P1: Yeah, yeah.

P2: An 85 to 90% annuity stream, very strong —

P1: Yeah.

P2: — business that they run. Amazing business.

P3: Yeah.

P1: Yeah, so it becomes a real stronger case. Jim, there’s one for you. I’m putting you on the spot. I don’t know if you know the answer to it. I suspect you do, having lived this for many a week now. But is ACS a Xerox customer today?

P3: Actually, ACS is not a Xerox customer today.

P1: Uh-huh.

P3: We are a customer of them, so there’s a certain amount of our call — our welcome center activity in the United States that ACS handles for us.

P1: Uh-huh.

P3: But we have — as far as we know, we have no sales to them.

P1: Uh-huh.

P3: We had been talking to them about potentially building an alliance relationship.

P1: Mm-hmm.

P3: But it was very early stages in the discussion.

P1: Right. So another opportunity?

P3: Big opportunity. They have Canon equipment out the door, they got some other suppliers out the door, but it’ll take some time.

P1: You looking for a good account manager? It sounds like a good opportunity.

P3: (( )).

P1: A great opportunity. Ursula, another difficult question, but often asked over the last couple of days. Will there be redundancies or layoffs as a result of the acquisition?

P2: Yeah. The reason for acquiring ACS was not to actually get a huge amount of synergies from a cost base, and synergies is a euphemism for ((redundancies)) —

P1: Redundancies.

P2: — elimination of duplicate costs.

P1: And redundancies is a euphemism for layoffs.

P2: Layoffs, right.

P3: Yeah.

P2: I mean, the — I am sure that when we look at in — deeply at ACS and Xerox, there’ll be places that we will have to reduce overlap —

P1: Uh-huh.

P2: — for sure. So ACS is a public company. They trade publicly. They have a whole infrastructure to manage that, and ACS cites they won’t need that anymore because they won’t be a public company.

P1: Right.

P2: So that’s a place that they’ll have to handle and transition some of their employees. We also have looked through just about every piece of business there, and there are other places that we may have duplication of efforts. And if there are, we will handle them in the quality way that we generally do, but we — as far as people goes, we expect that to be a small number of people.

The true benefit here is that ACS can provide us with a set of capabilities that would take us a long time to get, and that — the whole goal is to actually scale quickly our services business, transform our business. Don’t throw out the old. We don’t — we want to keep the old.

P1: Mm-hmm.

P2: But grow in an expediential way the new, and we can do that with ACS. We do expect there to be a lot of work. Jim will talk to you about this probably a little bit later, when you ask the appropriate question, on how we want to manage this, but the goal here is not to rip out a whole bunch of infrastructure at Xerox —

P1: Right.

P2: — or even at ACS.

P1: Right, right. You don’t happen to know, do they have a good TV monitor — moderator? I better look into that.

P3: There is no one better than you, Joe.

P1: No one, yeah. Oh, man, did I —

P2: (( )).

P3: There is no one better than you.

P1: Did I look for that, Jim? Ursula, the next sort of bucket of questions that we got a lot on is the interplay between ACS, if and when we bring them on board, and XGS and how you see that shaping up over time.

P2: We have a great XGS team. You know, I’m not saying that lightly. We have a phenomenal team. They’ve built a very large print services business for us, and that — that’s, by the way, being copied by just about everyone out there that you can imagine. HP is doing it, at least trying to do it now. Thank you for that. That’s the best praise is trying to emulate what’s really good.

That business, that based — that base managed print services business that we have and are trying to scale around enterprise, I can’t see being touched at all except for in a positive way. We can use — we can cross-sell some things. Jim talked about that. We may be able to joint-sell activities. So base XGS businesses, not at all.

In addition to that, we also have a small but very competent and capable BPO business. Primarily the two lines of business that we bought, Xerox Litigation Services and Xerox Mortgage Services, plus our scanning infrastructure. My thought over time — our thought over time is that those businesses will translate — transition to ACS, but we have to look into that.

P1: Uh-huh, yeah.

P2: ((I)) have to actually understand more about what’s happening over there, understand a little bit about what’s happening there, get these teams connected, and figure out how we do that — when we do that and how we do that. The expectation here is this is all for the good. This is a scaled BPO business that has competency in management, that has connections to many, many clients from that point of view, you know, from the BPO point of view. Yes, connections from the managed print services point of view.

This should be good for all of our current BPO employees in Xerox, and we’re doing to literally just jettison them into a — in a different space and jettison Xerox into a different space. So I do believe that there’ll be some changes to our BPO business but not to our managed print services business, and our BPO business should be changed for the better and it will be done with insight, with intelligence.

P1: Uh-huh, yeah, yep.

P2: We talk to the people to make sure we do it in the right way (( )).

P1: Right, right, right, right, so slow.

P2: Slow, yeah. I mean slow. We want to —

P1: Slow but (( )) —

P3: (( )).

P2: We don’t want to disrupt anyone —

P1: Right.

P2: — you know, just as long as everybody knows.

P1: Right.

P2: We’re in the fourth quarter.

P1: Yeah.

P2: So I want to make sure everybody keeps focusing on what they’re doing in the near-term. And over time we want to make sure that what they do, the value that they created in the first place, only gets better, not that we get distracted or confused.

P1: Right.

P2: (( )) that ((we’re)) continuing moving forward.

P1: Right.

P2: And that’s the goal here.

P1: Right, which sort of begs a question I’ll throw at Jim, because you’ve been living it.

P3: Mm-hmm.

P1: But where do we go from here? What — what’s — what happens to make this a reality?

P3: A lot of work has to happen by a lot of players who are on the team, so to speak. First off, we haven’t closed. All we’ve done is announced an intention here. So we have regulatory filings that have to be submitted. We have shareholder votes. Both the ACS shareholders and the Xerox shareholders have to vote and approve this, and we expect that process to complete sometime in the first quarter, hopefully early in the first quarter. And it’s possible it could complete this year, but that would be really, really fast.

P1: Right. Uh-huh, uh-huh.

P3: So it’s more likely the first quarter. Until then, we’re two separate companies, and even though there’s a lot of energy and a lot of excitement about working together, we have to be really careful. There’s very specific laws and regulations around how we have to behave, because we have to continue to behave as competitors, where we compete, and as two separate companies.

So I think — and we’re seeing a lot of excitement in the — in — around the world and employees from both companies are kind of reaching out to each other —

P1: Mm-hmm, mm-hmm.

P3: — where they may know each other or whatnot. We have to be careful, and so my caution to the organization is slow down. It’s okay to introduce each other and — if you know people, but it’s not okay to be transacting any sort of business without checking. And where do you check? We’ve created what we’re calling the ACS Acquisition Operation Office. It’s being — it’s kind of grown out of the Corporate Strategy and Acquisition Team, but Paul Hartley is leading that for us now, in addition to his other responsibilities.

And this team is — has laid out — they’ve been heavily involved from the beginning, so they understand what — where the areas of opportunity of the two companies working together —

P1: Mm-hmm.

P3: — and is building an understanding of the implications of each of those opportunities, as well as the requirements, as well as the legal restrictions. And so I want this team to be the command center, if you will, of all interaction between Xerox and ACS. And then they can, by understanding it across the board, be able to give good guidance, as well as insure that when the deal closes we can start very fast —

P1: Mm-hmm.

P3: — to implement the activities that will yield the value of the transaction.

P1: Right.

P3: This really is — this is mostly about the upside opportunities, revenue growth and leveraging our customers and our global scale to introduce their offerings, and that’s going to be a little bit more complicated over time. So a lot of work’s got to be done to get prepared.

But, in the interim, my advice to the organization is — we’re putting out a set of do’s and don’ts.

P1: Right.

P3: The do’s will be very short. The don’ts will be very long.

P1: Very long.

P3: Because it’s mostly about the don’ts in this stage, and if you have questions come to the Acquisition Office and they’ll give you guidance. We set up a website. It’s off of the webboard that’s giving information on the acquisition, and that will constantly be refreshed with information on a week-by-week basis as we get more insight and understanding. It’s a great place to go to get — see that video —

P1: Yeah, yeah, yeah.

P3: — we showed, as well as to learn about the company and ask any questions you may have —

P1: Right.

P3: — that we don’t get to cover here. We’ll have more there.

P1: Great, great.

P3: So a lot of work, a lot of preparation, and we still have to close the deal. And then, once it’s closed, we — then it’s — then the excitement starts.

P1: Starts, right, but even then you don’t want — I’m sure we don’t want people descending on ACS.

P3: I’m going to want to be coordinated.

P1: Right.

P3: Yeah.

P1: Very thoughtful, all right. It sounds like about the only thing on the do list is do refer to the don’t list.

P2: That’s about right.

P1: That’s about right? Yeah.

P2: And I just want a second. It’s really important that we don’t get distracted in two ways. One, excite — I want us to get distracted in three ways. Let me put it that way. I want us to be distracted about the excitement in the future. Be distracted about the business we have to do today, so I want you to do the business that we do today. It’s really important to farm for and shop for new things to do, but let’s start shopping for them after we close, because if we — it’s just important that we do it for all the reasons that Jim said.

And the third thing is to actually be care — it refers back to two. We have work to do today that has to do with our base business. We have to weather this economic condition. We have to focus on getting new customers, on streamlining our business, base business. Let’s continue doing that.

P1: Yep.

P2: Most of the benefit that we’ll get from ACS is benefit that will not directly affect our normal day-to-day operations and we’re not going to get that in the short-term.

P1: Right.

P2: Over time you’ll see it, but in the short-term our day-to-day operations can operate without even thinking about ACS.

P1: Right.

P2: Let’s keep it that way for now.

P1: Right. You referred several times just now to the base business and focusing on that, which — and I think I can infer the answer, but we had a lot of write-in questions. I’ll read you one along those lines of how will we balance making investments in the base business with the need to scale BPO through this acquisition?

P2: I mean, I think one of the great things about ACS’s business model is that they have built their company over 20 years through 90-plus acquisitions. They have a model that scales their BPO business, which is the world’s leading diversified BPO provider in (( )). It’s a great business. They have a model that, through acquisition and through organic growth, allowed them to grow on a year-to-year basis and also expand their capabilities.

As we get through this time, where we close and ((invite)) them —

P1: Right.

P2: — and then start to pay down debt, we will continue to make small acquisitions that are in line with what ACS does, but in line with the BPO business of ACS. Our near-term investment stream, from that type of acquisition spending, would be needed at best, because we have a lot of debt to pay off associated with this transaction. We want to do it as quickly as possible.

P1: Right.

P2: Normal investments in our base business, just think of them as usual. We — the vast majority of our cost and expense, all of it — the vast majority of our cost and expense is on the base business, not even on XGS, the XGS (( )) —

P1: Right, yes.

P2: — services or BPO side. Those investments have to be aligned with the business model that we have to drive off cash and earnings and a reasonable return for the shareholders. So we’ll be making changes and tweaks to those just as we have to —

P1: You always did, right.

P2: — in a normal — in our normal business, and we’ll continue to invest for — in the strategic areas, color, we know that we want to do that, any business of printing —

P1: Right.

P2: — distribution to assure that we can cover the market as broadly as we can. Those investments will be considered just like normally — like we normally consider them. And the ACS and BPO investments will be considered with this new capability that we have, which is a larger — a large company that is used to acquire and to fill out spaces.

P1: Right. Okay. Thanks. We have a question from the U.K. I’ll toss it at Jim, because —

P3: (( )).

P1: — I think you’re familiar. What does it mean to Europe and the rest of the world? They’re a largely —

P3: Yep.

P1: — U.S.-centered company, as I understand it. Is that — A, is that true, and, B, what does it mean —

P3: Yeah.

P1: — for the rest of Xerox?

P3: The fact is they are — most of their business is in the United States, although they have operations allover the world. But even though most of their business is in the United States, their business in Europe is probably five, 600 million dollars.

P1: Uh-huh.

P3: So they do have —

P1: Yeah, presence.

P3: — a business presence in Europe. This is a — the logic here is for us to help them go global, if you will, and it’s not yet — so they have a big presence in the U.S. It’s a big marketplace, very fragmented. So still lots of opportunity in the U.S., but they have very little presence outside, and so we want to scale that. So, Europe, they already have a start, but we want to help them and where they need help over time is, you know, understanding the country, access to some of the bigger customers. They don’t have a brand name that’s well-known, and so our brand name and our relationships will be of great assistance to them.

So — and in Europe, in Latin America, even in Asia —

P1: Uh-huh.

P3: — I think there’s big opportunities for us. So, over time, we’ll be working with the various Xerox offices and we’ll figure out the right way to do it, working with the XGS team or the local office — the local leadership around where they think their opportunities are the greatest. And, I mean, they could easily double their size by just getting, you know —

P1: ((It’s important)).

P3: — marginal positions overseas in addition to what they have in the U.S. So this is a huge growth opportunity for us over time.

P2: And an important thing — so two points. One is Jim said they can — they are literally a U.S. — a North American-based company. They have people allover, as Jim said, but just think about if they were only average at reaching out half as good as they are in North America. The market is — has the same needs, maybe different client base but the same needs. So they should be able to grow pretty well if we position them and connect them with the right decision-makers.

The intention here is not to have our Xerox sales people in the short — in the near-term sell ACS offerings.

P1: Right.

P2: I mean, they don’t know —

P1: We don’t understand.

P2: — transportation solutions (( )) understand.

P3: Yeah, right.

P2: What they need, in the short-term, is relationship connection and relevance in the marketplace. They need to be able to reach — and that’s — and we have that, bar none, so we can help them even in the U.S., but definitely in Asia and in Europe.

P1: Okay. A question — I think I’ll make it a jump ball, because I’m not sure where it more belongs. But ((a lot)) —

P2: I’ll ((refer to him)).

P3: Yeah. What — no, this is yours. No, no. No, no.

P1: Yeah. Well, several questions about the future of EDS —

P2: Oh.

P1: — as a partner —

P3: Oh, okay.

P1: — to Xerox, and it sounds like there may be some overlap.

P2: Yes, not only the assets, any of the ITO providers or partners that we do business with. I’ll put EDS in a little different bucket than the other core partners that we have that we call the T5 partners, CFC, HCO, ITO partners. We expect to continue doing business with them actively and aggressively. Clearly, we’ll have additional capabilities when this deal come — closes and we get ACS on board.

So we’ll have an additional choice that we can use to privilege, especially as we approach customers, but we would be ill-placed and ill-equipped if we think that we can replace these five world-class providers with one 1.5 billion-dollar ITO business. So my expectation is that we continue to use the top five ITO partners —

P1: Yeah.

P2: — as we do today, understanding that we have a provider that, in certain situations, can give us privilege either from a cost perspective or speed. The biggest thing will be speed perspective. So we’ll keep them. We do business with all of these five partners — we sell to, they buy from, et cetera — but H — I mean, but ACS actually, interestingly, does business with a lot of them, as well.

P1: Uh-huh.

P2: They could — they buy from them, they compete with them, so I think we’ll continue to play this game, where we compete with and do business with.

P1: Right.

P2: That’s the way a business (( )).

P1: 21st Century.

P2: 21st Century business.

P3: Right.

P1: Yep, yeah, yep.

P2: So I think we’ll continue to have that.

P1: I’m going to apologize. We’re running over. So, if you have to run to another meeting, do so, of course, but remember that Monday you can catch up with the end of the show and just go on webboard and you’ll figure out how to do it.

But, Ursula, there’s a couple of questions about what this means to the future, and if you could — and you might want to think of adding to the answer.

P3: Mm-hmm.

P1: But if you could put on your crystal ball hat and look five years out, which I know is impossible in today’s world, but what do you think it will mean that — what would an improving economy and this acquisition mean to Xerox going forward?

P2: Yeah. The outcome is bigger — is more revenue, more gross profit, more net profit, more cash, better returns. That’s the outcome.

P1: Uh-huh, yep.

P2: But that — that’s — that comes after the input, which is the most important thing. We’ll be a scaled, relevant, growing relevance provider to our customer base around the world. We have capabilities that I just want us to make sure that we’re proud of and understand and use to the best ability we have and to our benefit. We have a global reach that’s unmatched around the world. We have a brand that’s just amazing.

We — the global reach is a not lightly said thing. We can provide a solution to customers that we sign in Cincinnati and deliver in India. Everybody’s going to write me a note about how difficult that is. I understand it’s not easy, but I tell you some people can’t even get it done. So we can do that.

We have an amazing brand that we — it gives us permission to speak to people about stuff that we don’t even think we should be able to speak to them about. So we’re going to buy this company called ACS and we’re going to make it ACS, a Xerox company. That’s going to open up a whole bunch of doors just because we put “a Xerox company” at the end. That brand is an amazing strength that we have.

The third thing is we have technology that we actually practice very well in our core business that’s leverageable and extendable, and we should be able to take advantage of those strengths. So what I think we have at the end of the day is a bigger company that takes broader advantage of the capabilities that we have, one that actually puts us right in the heart of what most companies are thinking about, which is how do they run their business better, how do they focus on where they are differentiated, so they can do their drug prescription things, they can do their healthcare things, they can teach, they can — whatever they need to do. And we take care of the business processes, either document-based, which we were doing — that’s how we started — or in a broader BPO sense.

So I think we have great times ahead, exciting times ahead, all based on the fact that the 54,000 people at Xerox and all of our past employees have built up this global brand, amazing set of technologies and global reach that’s unparalleled.

P1: Okay. Thank you. Jim, do you want to add anything (( )) —

P3: Hard to add much. I think the one thing I would say, though, is if you look at it in terms of how we add value to a customer’s —

P2: Yeah, (( )) be.

P3: You know, we have great technology and this dramatically expands our ability to contribute that technology to helping our customers do work better.

P1: Yep.

P3: So we’ll have a huge presence in the office and the office workflow, which is our traditional business. We’ll have a growing presence in production and communications right in the heartland of how they communicate to their customers. And now we have the ability to use our technology to improve their business processes across the rest of their activities. I mean, it dramatically expands the value we can bring to customers.

P1: Yep, helping real work get done in —

P2: Helping —

P1: — offices and governments —

P2: Around the world.

P1: — big and small around the world.

P2: Yeah.

P3: It’s real. It’s ((true)).

P1: (( )).

P2: No, it is.

P1: It’s great, it’s great, it’s great. Ursula, I promised I’d give you one parting thought to look in that camera, if you like.

P2: That one?

P1: If you like, or this one, which one (( )).

P2: (( )).

P1: This one, this one, they’re all pointing, this one.

P2: Okay.

P1: And —

P2: So, first, I know that this is exciting times and maybe a little bit confusing. Out of confusion and excitement generally comes good things. This is a really good time for Xerox. Thanks to you we are able to take this step with confidence and actually leverage all of the things that we can bring to customers around the world and just use all of our capabilities. Your strong management and leadership every day allows us to feel confident and actually a little bit relaxed, even though not totally relaxed about being able to do this. So thank you.

Also, remember that we have another quarter. We’re two days into it. Another quarter, we’re two days into it. One of the ways that we can help to have the stock market settle down a bit is to continue to operate our base business on all cylinders and the fourth quarter — third quarter which we’re just closing, but the fourth quarter is a key. You know, it’s a little check along this milepost, the first quarter of next year, et cetera.

So focus on the operation of our base business. Make sure that we just do this well every single day. And as we bring on ACS, feel really happy about the fact that we can leverage our capabilities even broader. Thank you.

P1: Great. Thank you both. And thank all of you for joining us. A couple of reminders. This webcast will be available for replay next week on the webboard. Be very cautious about interactions with ACS and, when in doubt, check with Paul Hartley, on the transition team, or the webboard. And in fact I’d probably start with the webboard and look for do’s and don’ts, which would probably help clarify. And any other questions or curiosities about ACS or what happens next or what they do, the primary source and a great source is the webboard.

And just because — I’m going to use frequently asked question document as an example. You sent in a ton of questions today that we haven’t answered. The ones that are most relevant will be added to the FAQ’s on the webboard. So just because you looked at that document once doesn’t mean you shouldn’t refer back to it occasionally, because it is dynamic and it will be updated.

So thank you very much for joining us and thanks to the both of you for making the time to help us understand ACS.

P2: Thank you.

P3: Thank you, Joe.

P2: It was good.